United States securities and exchange commission logo





                          January 5, 2022

       Jeffrey Eberwein
       Executive Chairman
       Star Equity Holdings, Inc.
       53 Forest Avenue, Suite 101
       Old Greenwich, CT 06870

                                                        Re: Star Equity
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 30,
2021
                                                            File No. 333-261957

       Dear Mr. Eberwein:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Kenneth A. Schlesinger